Rasna Therapeutics, Inc.

420 Lexington Avenue, Suite 2525

New York, NY 10170

June 5, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Jim B. Rosenberg

Re:                                       Rasna Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2016

Filed September 28, 2016

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed November 21, 2016

File No. 333-191083

Dear Mr. Rosenberg:

This letter sets forth the responses of Rasna Therapeutics, Inc., a Nevada corporation (the “Company” or “we”), to the oral comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 24, 2017 concerning the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2016 and Form 10-Q for the Quarterly Period Ended September 30, 2016 (collectively, the “Filings”).

Form 10-Q for the Quarterly Period Ended September 30, 2016

Notes to Condensed Consolidated Financial Statements

4.  Goodwill and Intangible Assets

Intangible Assets, page 12

1.              As of the acquisition date of the NPM1 molecular target, please provide us with a description of the alternative future uses.

At the time of the acquisition of the NPM1 molecular target with respect to modulating the NPM1 gene, the alternative future uses were various drugs which could trigger a necleolar stress response in the nucleolus of NPM1-mutated AML cells.  Subsequent to the acquisition, the Company identified a lead compound called actinomycin D which induces nucleolar stress by interfering with ribosome biogenesis through inhibition of RNA polymerase.  In addition, the Company is currently developing in parallel new small molecular drug candidates for treatment of NPM1-mutated AML patients.

2.              Please explain the discrepancy between the draft valuation letter dated April 7, 2017 which was provided to the Staff which states that there are no future alternative uses for the NPM1 molecular target and your previous correspondence with the Staff which stated that there are future alternative uses for the NPM1 molecular target.

The draft valuation letter dated April 7, 2017 was in draft form and was not final.  We have informed the valuation expert that there are future alternative uses for the NPM1 molecular target and the letter will be revised.

Sincerely,

/s/ Tiziano Lazzaretti

Tiziano Lazzaretti